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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                      FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933

                           For the month of April 2005

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X]  Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes [ ]   No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                                     SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BANCOLOMBIA S.A.
                                             (Registrant)

Date: April 5, 2005                By /s/ JAIME ALBERTO VELASQUEZ B.
                                      ------------------------------------------
                                          Name: Jaime Alberto Velasquez B.
                                          Title: Vice President of Finance
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[BANCOLOMBIA LETTERHEAD]                                       [CIB LISTED NYSE]

                     RATIFIED PRESIDENT (CEO) OF BANCOLOMBIA

MEDELLIN, COLOMBIA. APRIL 5, 2005

In an extraordinary meeting, the Board of Directors of BANCOLOMBIA ratified the appointment of Mr. Jorge Londono Saldarriaga as President (CEO) of BANCOLOMBIA. In this position, he will continue to direct the merger process with CONAVI and CORFINSURA.

The Board of Directors also indicated that the other legal representatives will continue in the positions they currently hold until the completion of the merger.

Contacts
JAIME A. VELASQUEZ    MAURICIO BOTERO           FAX: (574) 2317208
FINANCIAL VP          IR MANAGER                WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666   TEL.: (574) 5108866       INVESTORRELATIONS@BANCOLOMBIA.CO